FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

DaVita Inc.

Moderator: Jim Gustafson

May 21, 2012

8:30 a.m. ET

Operator:	Good morning. My name is (Katherine), and I will be your conference operator today. At this time, I would like to welcome everyone to the DaVita Healthcare Partners Conference Call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you’d like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you’d like to withdraw your question, press the pound key.

Thank you. Mr. Gustafson, you may begin your conference.

Jim Gustafson:	Thank you, (Katherine), and welcome, everyone, to our conference call to discuss the announced merger of DaVita and Healthcare Partners. We appreciate your continued interest in our company. I’m Jim Gustafson, Vice President of Investor Relations. And with me today are Kent Thiry, Chairman and CEO of DaVita, Dr. Robert Margolis, Chairman and CEO of Healthcare Partners, Jim Hilger, Interim CFO of DaVita, and Matthew Mazdyasni, CFO of Healthcare Partners.

During the call, we will be reviewing the presentation that has been posted to the events section of the Investor Relations website at davita.com.

I’d like to start with our forward-looking disclosure statements. During this call, we may make forward-looking statements within the meanings of the federal securities law. All of these statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. For further details concerning these risks and uncertainties, please refer to our SEC filings, including our most recent Annual Report on Form 10-K and Quarterly

Report on Form 10-Q. Our forward-looking statements are based on information currently available to us, and we do not intend and undertake no duty to update these statements for any reason.

Additionally, I’d like to remind you that, during this call, we will discuss some non-GAAP financial measures. A reconciliation of these non-GAAP measures to the most comparable GAAP financial measures is included in the presentation that is available on our website.

I will now turn the call over to Kent Thiry, DaVita’s Chief Executive Officer.

Kent Thirty:	OK. Good morning, and welcome to the first DaVita Healthcare Partners conference call, the first of many. We’re going to try to cover as many topics as we can quickly today. And then, we’ll be doing a capital markets day in classic DaVita style in the next week or two. We’ll give you a sense of the date within the next 48 hours where we can spend a much longer and more intense time exploring all the issues and answering all the questions you have to the best of our ability.

Let me first just step back and say that I first met Dr. Margolis back in 1997, and I know most of you have already been through a big part of the deck. But, not included in there is the fact that we met 15 years ago, actually tried to put our two companies together back at that time, and he politely declined. And I’ve watched ever since how he and his organization and hundreds of physicians have put together exactly what they said they were going to put together, and it’s been a very good thing for American healthcare and a very good thing for physicians – truly a tremendous distinctive track record.

In fact, over the last six months, when we were doing due diligence on the space itself, calling leaders, experienced leaders in the community both on the payer side the provider side, the government side and just asking unprompted questions about the space and who were some of the premier performers within the space, it was not close. Healthcare Partners was mentioned much more often than anyone else as being the top or one of the top performers in the space in terms of their ability to deliver clinical quality, savings for the tax payer, the high quality service experiences for the patients and a wonderful supportive working environment for physicians.

In addition, this is one of the few entities that CMS actually proactively reached out to multiple times as they were designing the pioneer ACO process because they wanted Healthcare Partners to be a part of it.

With that by way of sort of contextual introduction, let me try to unload as much information as possible, and then Dr. Margolis will give his perspective on the context for this and the future for this. And then, we’ll take as many questions as we can until we cut it off and move towards capital markets and being in a room together in person.

The strategic rationale – I can’t see the page number. Perhaps someone can tell it to me. Page three is – it’s a beautiful thing. This is a combination of two highly clinically successful enterprises, leaders in their field, amongst leaders in their field in each case.

Our dialysis business is wonderfully solid. So many of you on the call are familiar with that and have been familiar over the last 13 years and strategically better positioned than ever. The team is stronger than ever. So, the good news is we’re doing this from a position of strength, not weakness.

But, we think this is an almost unique opportunity with this new platform to take someone who’s a clear market leader in the three geographies they’re in, to pick up proven capability in where the puck is headed for American healthcare and to establish a really massive additional avenue for future growth.

I’d like to turn to more granular aspects of the deal itself and the business itself. It has a really attractive recurring revenue stream in much the same way that dialysis does. That doesn’t mean that every dollar of revenue is guaranteed to recur, but you can count on a very high percentage of them recurring each and every year, very solid business foundations on which to grow. It has a very consistent cash flow and very attractive because of the modest CapEx requirements of the business.

We’re looking at an entity that’s got literally a 20 year track record of steady success, clinical, economic and team building. The position in the three markets, been mentioned earlier, is very strong.

And so, you put all that together, and the long-term shareholder upside is dramatic. It just is. That does not mean that it will be easy to achieve. It does not mean it will be quick to happen. But, if you stare at the ratio of upside to downside, it is a very attractive risk adjusted bet.

What’s the math itself? I’m sure you’ve already looked here. About $4.4 billion. You see the different components of cash and shares, 3.66 billion in cash. There is an earn-out opportunity in 2012 and ‘13 if certain annual EBITDA targets are hit. We hope they do earn those earn-out payments. All of our shareholders will be better off if they do.

The multiple EBITDA is about 8.4 times 2011, but there’s a very beautiful aspect of the deal here because while the sellers were able to get the 8.4, for us and for you who are our current shareholders, it’s only going to cost you 7.2. That’s because an unusual reality, most of Healthcare Partners was an LLC, which means we get to step up the basis for a majority of what we pay, which means we get to amortize for tax purposes much of what we pay. This is very unusual in a deal of this magnitude, and it’s equivalent to Healthcare Partners having an additional $100 million in pretax. In other words that as long as DaVita, the combined enterprise, has at least $100 million in pretax profit, we’ll be able to realize a savings of $60 million in after tax cash each and every year for 15 years - so, a very unusual win/win circumstance for the two sets of shareholders.

And then, you can see the capital structure and the fact that the pro forma leverage ratio will be 3.7. What we have said for 13 years is that we’re very comfortable being between 3 and 3.5. That’s our sweet spot. But, there’ll be times when we slip below, and there’ll be times when we go above. There’ll always be specific reasons for going below or above.

And the good news for you is that it’s almost impossible to see a scenario where we don’t delever significantly and quickly unless that scenario is one where there are so many capital intensive growth opportunities that are attractive that we decide not to because there’s too much upside for you.

Moving onto why now, we’d like to be straightforward in saying that, in general, this is not the time when DaVita would want to buy something in a segment because this is a popular segment and that’s usually no time to be shopping. In addition, for this entity as well as for the space, it’s probably a time of peak margins. And there’s built in Medicare Advantage rate pressure.

So, these are some pretty hefty reasons not to do something right now. You know, why knowing all that did we proceed anyway? It’s because this is a popular area for a legitimate long term reason. Both in the private side and in the Medicare side, payers increasingly realize that they need to have integrated care if they’re to bend the trend in cost in a way that is pleasing to physicians and patients but not unpleasant. And as I mentioned before, this is one of the best positioned if not the best positioned team in the space.

The fundamental forces of change in the next page – and perhaps you can tell me the number.

Female:	Seven.

Kent Thiry:	Page seven – is – are well known to many of you. Physicians are increasingly moving to larger entities as opposed to being out there in small practices. The payer incentives and interest we’ve already talked about.

And finally, very important, healthcare consumers are becoming more consumer-like, having more of a say in – and more of an interest in proactively choosing and comparing different ways of getting their healthcare, being more sensitive to the economics, more sensitive to the access, more sensitive to the quality, more sensitive to their time with the physician, all of the above.

And so, this business is placed in the right jet stream of basic American factors in healthcare.

Moving onto the revenue and managed dollars you can see the trajectory from 2008 to 2011 on first reported revenue. That’s not the right way to think about this business because what this team does so well is to manage the overall care dollars for their patient population. And so, the right way to think about it is in terms of the reported revenue plus the managed dollar because a lot of the cost resources of the enterprise are focused on managing those dollars that aren’t necessarily recorded in revenue. So, it’s about $3.3 billion under management.

If you look at EBITDA on the next page, you can see it was an awfully great run between ‘9 and ‘11. And that’s going to plateau in ‘12.

Let’s preemptively address the issue of why and how is the trajectory so dramatic in that period, and at the same time, why is it going to flatten out. It really was one of those wonderful periods of time where everything went right, that you had an increase in the number of lives, including Medicare Advantage, lives, which have far more revenue per person, as most of you know.

But, in addition, there was a deal done in ‘08, a significant acquisition that blossomed in 2010 and a deal done in 2010 that blossomed in 2011. We hope that we do some deals in ‘12 and ‘13 and ‘14 that similarly blossom. But, new business tends to come in chunks in this business, and so you can’t compound that.

And therefore, absent that plus some of the revenue pressures that many of you are familiar with that follow this space and that we’ll talk about a little bit later, the combination of those revenues pressures and the absence of anything close to a guarantee of picking up some significant chunks of new business means that things will flatten out to much more modest growth.

The operating cash flow story on the next slide is proportionately attractive to the prior slide. What we have here is a business with very modest CapEx requirements. And so, most years, the OCF is a very high percentage, in the neighborhood of 90 percent of the actual reported EBITDA. And much of the revenue is received prior to the cost, leading to just a very attractive capital structure, which helps make all this possible and leverage for you, our shareholders.

The next page just comments on the economics of growth, the fact that there is a very favorable working capital reality and the low fixed assets with about $20 million in maintenance CapEx average the last four years.

With respect to 2013 earnings per share, on the one hand, we’re loathe to say very much because of how early we are in working together. At the same time, we want to be sensitive to the requirements of your job. And so, while throwing out the obvious qualifiers, that it’s dependent on the earnings trajectory, what actual interest rates we get into debt and the final determinations of annual amortization expense, while it’s dependent on all those variables, nonetheless, we think we can very well end up in the neutral to modestly accretive on a GAAP basis, and then because of everything else we’ve talked about with respect to the deal, the EPS will be 70 to 90 cents higher once you exclude the amortization expense, so quite a significant difference GAAP versus excluding the amortization expense, and that is good for you, of course.

Let’s move onto Healthcare Partners more specifically as an enterprise. What is it? Many of you know exactly what it is. Some of you don’t know it at all. So, let me just hit the basics quickly.

They are truly, although many people talk about it, a patient focused physician centric leader of integrated care. They are focused on quality outcomes. They get a capitated or some other forms of shared savings arrangements.

And then, they’re clinically and financially accountable for all healthcare needs for a population of patients, substantial populations of patients, virtually all their needs. And they’ve done and developed a lot of innovative stuff over the years to actually put a lot of care into the phrase managed care.

And if you had to summarize it, and you just look at the next page, what’s quite different about how they work day to day is there are literally physician led care teams, well supported physicians who are helping and empowering patients. It actually is working the way things should work.

And then, the next page is a little bit of characterization of the business model. Again, many of you could have done this slide and presented it. But, for others, this is new stuff that they do business, both commercial Medicare and Medicaid, or all three I should say. These are typically long-term contracts and relationships, either capitated or with shared savings pools.

They then do their magic in terms of superior quality, eliminating waste, in many cases, also getting preferred rates. And what that yields in the end is a relatively virtuous circle where the patients have unusual access and service, which leads to a lot of loyalty as well as an ability to attract new patients. And on the physician side, it leads to an unusually positive and healthy working environment, which of course yields big recruiting benefits as well as very high retention.

Healthcare Partners at a glance - if you look at the next slide, is just a bunch of factoids. So, you get a sense of the scale of this enterprise. I think the only factoid not included on here is that they have about 4,500 non-physician employees. But, you can see the rest of the math. Both group additions would be employed by either Healthcare Partners or by one of their affiliated medical groups, and then all the network physicians.

And then, looking at it with respect to each of the three markets, it’s an equally positive story because Healthcare Partners is a very significant partner for the key payers that they work with in these markets in terms of the share of Medicare Advantage lives. So, these are strong, co-dependent, mutually respectful, longstanding relationships.

And then, if you look at the physician side, in each of their respective geographies, they are the leading or tied with being the leading physician group. And in both the payer and hospital side, the relationships, as I’ve already mentioned once or twice, are long-term.

Let’s go to some of the facts on that so you don’t think we’re just asserting that they’re long term. Here’s either the six largest or six of the seven or eight largest. I think it’s literally the six largest payers on the left, obviously anonymously listed - four in California, one Florida, one Nevada. And you get a sense of the continuous number of years in the contractual relationship.

The next page also reflects a whole lot of continuity and the mix of people who are in their 60s or so and those significantly younger, the next generation. You also can see by the column with respect to their years with Healthcare Partners just how long they’ve worked together and how much they’ve been the drivers of the success that was reflected in all the prior slides.

The next slide also covers a little bit more information with respect to the management team. I think you’ll sense over time their continued commitment to the success of the enterprise. We have persuaded, not that it was difficult because they all wanted to stay, the top management team to say. There’s significant equity consideration in DaVita Healthcare Partners stock that’s locked up for a while. So, we have aligned incentives.

And Bob himself, who is universally regarded as the architect and chief carpenter of this 20 year track record, will remain CEO of Healthcare Partners and will join me on the Board of Directors of the new enterprise as Co-Chair.

Moving onto the model itself, and here we’ll talk a lot more at capital markets. But, if you look at that integrated care slide, you can see that what they do is very data intensive. And then, that data can be acted on because they’ve provided their physicians with a very substantial supporting infrastructure in terms of other caregivers and reports.

When you combine that with the alignment they have in terms of incentives with both the payers and the patients and then the fact that they’ve had 20 years to integrate these processes and build a culture around them, it is in fact a pretty virtuous circle.

If you compared it to the typical fee for service, as the next slide talks about, which rewards volume and not outcomes, it makes it relatively-self evident how more constructive this architectural approach to healthcare is. And I know, again, for half the people on the call, this is a kind of Managed Care 101 or Integrated Care 101 or Population Management 101. But, we want to be sensitive to those who are newer to this enterprise.

The next page just gives one example, just one out of many, many, many. And it has to do with COPD. You can see that, in this particular area, which is amazing how it’s very high cost and where patients often get pretty lousy uncoordinated care, that they’ve had spectacular results. And what I love pointing out is that those spectacular results come from patients getting more time with doctors as one of the fundamental levers, as much as – not as much – on average, about 30 percent more frequent physician visits, more time with the doctor despite the fact that they are capitated because that leads to better care. And that’s where the savings need to come from, not from denying access to the patient, to the doctor. You can see the rest of the math on the page. This is just one sliver of data.

But, if you combine all the different slivers that they’ve accumulated over time, and you see the results on the next page with the typical inpatient acute bed days per thousand patients per year compared to Medicare fee for service. This is simply an outstanding aggregate accomplishment.

And then, the next slide talks about readmits because if you were in any way playing any games and trying to deny folks going into the hospital that should go to the hospital, what you’d see is a lot more readmission problems or if you were inappropriately managing length of stay. Instead, what you see is that they do much better in terms of readmit rates, which is even more impressive given fewer and therefore sicker people are going into the hospital for the first place. So, the hard data is very strong, and it’s achieved through better care.

Now, I’d like to turn it over to Dr. Margolis so that he can supply a lot more of sort of the strategic and philosophical context within which all these impressive accomplishments have – has happened.

Robert Margolis:	Good morning, everyone, and thank you so much, Kent. I’m delighted to be joining Kent and the incredible work that the DaVita team, who has for years been the leader in renal care.

Let me go into a bit on why and how our model works. We’ve concluded that this combination with DaVita is really the right strategic move for us. We really believe that a clinically led patient focused model that has physicians and their care teams working directly with patients is a superior model to the other models that are evolving in the increasing consolidated delivery system world - that is hospital directed systems and health plan directed systems.

And that’s very specific because the doctor patient team is really able to actually influence the actual care, the disease management and the burden of disease on patients as opposed to being a manager of doctors.

We have for decades now been taking the clinical and economic responsibility for the populations of patients in commercial, in Medicaid and Medicare. And we do it on what’s called a globally budgeted or capitated basis. We contract with payers in each of their markets and assume the full accountability, and that’s talking about full accountability for the healthcare needs of this population of patients that have signed up with these health plans.

And then, we provide care through a combination of our staff model doctors, those employed by our group directly, and then thousands, as you saw from a prior slide, of affiliated specialists and primary care physicians called our affiliated networks.

We have owned clinics. We have offices for all of these affiliated doctors. So, we have thousands of access points for patients, making it very consumer friendly as far as how patients can access our healthcare system.

So, let me explain the model and the process a bit further. I tried to emphasize in the earlier comments that we’re managing the care for a population of patients. This is really the distinct difference between the traditional fee for service, which is an individual patient volume driven set of incentives, to actually having the responsibility for a defined population of patients that have signed up with health plans and have chosen the Healthcare Partners network as their preferred network. They’ve done that affirmatively and made that choice.

So, what does that allow us to do? It allows us to actually really know exactly who this population of patients are and to start to develop, as we have for decades now, an incredibly intense and deep understanding of these patients that’s all loaded into a data repository or data warehouse, as we call it.

And we are just extremely data driven and data rich. Let me explain a little bit more about that. Our data systems, because we are the physician providers of care, is able to capture full clinical data. So, all of our electronic health record data – and we’re fully deployed in our group model and much of our affiliate model with full integrated electronic health records – that data all is in the data warehouse as are all of the claims for all of our patients that get care outside of our network and where we are responsible in adjudicating those claims, that’s in there.

All of the patient encounters are in there. All of their lab data, which is electronically hooked to our electronic records, is in our data warehouse or imported in from our affiliated physicians, all of the pharmacy data through our PBM relationships and tax guides of imaging data and hospital discharge data, etc.

What that allows us to do is to have a much deeper and more thorough understanding of our population than even the best health plan data repositories because it combines all the administrative and claims information with full depth of clinical information.

From that data, then we are able to actually take a look at the population we serve in a very deep dive. And what does this dive allow us to do? It allows us to segregate our population by disease burden, by utilization patterns, by cost patterns and to start to understand why we have certain patterns of care in this population.

From that and from that deep dive, we’ve created now just myriad of subpopulations of patients that allows us to design specific programs needed to address their resources needed to address the needs of this subpopulation.

So, for example, the great 80 percent that are relatively healthy can participate in education programs in wellness programs, in prevention programs, in diet and exercise programs and in improving health. Why are we doing that? We’re responsible for this population over time, in many cases, over decades. So, that investment in health enhancement pays off in great ways in both happier patients and health outcomes, but ultimately, in the utilization of services and the development of chronic disease. So, we have that opportunity.

For the sicker patients, disease management by specific diseases – for the very sick patients, comprehensive care is available where we have integrated care teams, iterative teams of physicians, care managers, dieticians, mental health professionals, social workers, home care workers, whatever team is necessary based on a specific care plan for our sickest patients.

And then, for those that are non-ambulatory, very sick at home, we have home care programs with dedicated home care physicians and teams taking care of patients in their home, and ultimately – and we have a very heavy Medicare population, compassionate, palliative and end of life care programs to keep patients, as they and their families prefer, out of sterile ICUs for compassionate end of life care.

So, this full package then of population health management at the physician care team level is why we believe we can continue to be more successful than most other models at integrating care.

So, we’re very, very happy to be joining. We have, as you know, Southern California, Central and some South Florida and Las Vegas. We’re one of 32 pioneer ACOs. We’re the only multi state ACO in the country working with CMS. And we are – believe, very well positioned, as we see the other aspects of healthcare moving into population, global capitation such as the dual population, which I’m sure many of you’ve been reading about, is a significantly large population with chronic diseases and the opportunity for all of these systems I mentioned to truly make an impact in the health and health outcomes of this vulnerable population.

A few final comments - I’ll continue to be the CEO of Healthcare Partners. I’m committed to Healthcare Partners. I have been for 37 years, and I will continue to be for years to come as long as Kent and the Board think I’m doing a good job.

Our executive team in Los Angeles is fully committed, as are our teams of leaders in Nevada and Florida. And we will be continuing on this great path of managing care and improving the health outcomes of our patients for years to come.

Great to get to talk to you all. I look forward to meeting many of you over the next few years. Thank you. Kent?

Kent Thiry:	OK. Thank you, Robert.

The next slide really is just some little bits of insight into how everything Bob said manifests itself in all stakeholders being happy. I mean, it’s not just a concept that if you look at their patient ratings and their doc ratings, they’re just at the very high end, 90th, 95th percentile in terms of docs being very happy working there, patients being very happy being taken care of. And of course, you look at the math, and it leads to some really good things for payers and taxpayers.

Now, turning to the outlook, if you look at the business model, which of course, we’ll talk about in much more analytical detail at Capital Markets Day, but it’s enrollment times rate minus cost at its simplest. And we’ll want to be dissecting that with you as the quarters and years go by.

Sufficed to say that we think we’re going to continue to grow enrollment. The bad news in the next few years is we’re looking at some probable margin compression, primarily because of what’s happening to Medicare Advantage rates and the fact that rates will be going down a bit is not going to change the fact that costs are going to go up a bit.

So, the most likely scenario is margin compression. The good news - that doesn’t change any of the fundamentally attractive economic characteristics of the business.

The next slide just talks about the upside. This is a foundational position in a foundational business – right now does a lot, more than anyone else, if not hospital based, of commercial and Medicare Advantage population health management. But, there’s a lot of other geographies out there. Just remember that there’s 3 billion or so, 3.3 billion in managed dollars is all done in three relatively narrow geographies.

Big geographies but relatively narrow and then with the probably emergence of ACOs in one form or another and the probable emergence of duals is an opportunity with an incredibly expensive undermanaged not integrated duals opportunity that it gets us excited about what might be. We recognize that we’ve got to deliver in the short-term in order for you take any of our comments about the longer-term seriously and that’s what we’re intent on doing in the quarters to come.

Let me also address a question very relevant for all of our current shareholders and any prospective ones, but we’re quite focused on the existing ones. And so many of you have been with us a while that you might very well ask well what is the downside scenario? What if things don’t go so well, what is that going to do? How much is that going to hurt? So if you look at the next slide, the downside scenario, you say OK, we’re going to have Medicare rate pressure, perhaps commercial enrollment pressure, at the same time as increasing expenses.

So let’s presume for a moment that EBITDA is actually going to decline. Then let’s say it’s going to decline enough that you’ve got to do $80 million a year taking healthcare partners, part of their cash flow, to fill that hole just to keep EBITDA flat. So that’s how bad things are.

If that is what happens, and that’s a scenario that could happen, nonetheless we can pay from their own cash flow all the interest on the debt, still have $150 to $200 million of free cash flow to de-lever and even a few years from now, after a few years of that performance have an after tax cash on cash return of 8 percent. And throughout that period that GAAP EPS would remain more or less neutral maybe a tad dilutive but excluding amortization we’d still be 10 percent accretive in that nasty scenario.

And so yes there is downside but because of the nature of the business and the structure of the deal, we can absorb it and further enhance our strategic position for when whatever tough stretch might happened ends. Getting to the last few slides they’re repetitive because we wanted to make sure that we’re emphasizing some of the most important things. That one of the reasons this, one of the reasons we’re optimistic this is going to work is it’s putting together two very clinically oriented enterprises.

And we’re taking our solid foundational business of dialysis which is strategically well positioned with a team that’s stronger than ever and adding to it an exciting new platform with the leader in a space where the puck is headed for the entire country that means a lot of potential additional growth over the long-term we want to emphasize that nothing is going to happen overnight.

And then as to the deal itself, the recurring revenue stream comparable in so many positive ways to what happens in dialysis same comment with respect to the cash flow, same comment with respect to a long term track record, just as we have a strong position nationally in dialysis with taking care of about one out of every three patients, they have similarly strong positions in three different markets.

Therefore you put all that together, there, there is in fact dramatic long-term shareholder upside and we think a very attractive relationship of risk to reward.

We’ll now open it up for questions, please. I think its (Kathryn).

Operator:	At this time, I would like to remind everyone in order to ask a question, please press star then the number one on your telephone keypad. Your first question comes from the line of (Matt Borsch) with Goldman Sachs.

(Matt Borsch):	Yes. Good morning to both of you. Could you talk about you know what confidence you have in integrated care model moving forward? I mean obviously the capabilities that HealthCare Partners brings to the table would seem to make sense under that model but the risk being that it doesn’t move forward or that it moves forward in a significantly slower pace than perhaps you would like it too.

Kent Thiry:	Yes. I think that is a very fair question and anyone who supposes to have, distinctive insight you probably have to question their judgment. I think it was Bill Gates who once said people tend to over estimate change in the short term and under estimate in the long term. That, the fact is that 15 years ago, Dr Margolis believed that this was a better way to do care.

And there has been a lot of peaks and troughs in terms of how much this model has moved forward over the last 15 to 20 years. But by being perservent and not paying attention to whether or not that in this particular three-year period is hot or cold, whether the government is positive or negative, he and his team have thought to build.

We bring a similar attitude to it. We don’t make any wild projections about how quickly the market is going to move in this direction. We just think it needs to and therefore probably will move in this direction over time and because of the cash flow characteristics of the business, one can get along quite nicely while you’re waiting for the world to come your way if that’s what you’re forced to do.

Is that responsive or am I missing it?

(Matt Borsch):	No, I mean that makes sense. You know you can’t really say at this point and I recognize that. Maybe I could ask Bob to address more concretely the risks under the Medicare Advantage payment structure or payments that’s moving forward under Health Reform and you know any thoughts on the 85 percent MOR regulation that if Health Reform moves forward kicks in 2014 and what impact that might have.

Robert Margolis:	Sure. Hi (Matt). Nice to talk to you again. You know I think it’s very well laid out what the parity rules are in Medicare Advantage that’s all been calculated and integrated into our thinking and plans. We see ourselves being able to continue to deliver to that population.

As you know the parity issues are dealt with both by some rate compression but also by benefit compression on the part of the health plan which absorbs a fair amount of that rate compression. And in the markets where we are, there is a fair gap in the difference between the benefits in MA and fee for service so there is certainly room for that move as the health plans choose to do so.

And as there – as you also know we and we tried to stress we are consistently a very high outcomes and quality organization, therefore, in most cases participate in the Star Program which offsets a fair amount of the rate cutting. As you know the funds that go to the three, four and five star plans. So we’re fairly comfortable with that. The progression in Medicare Advantage growth has been consistent. I think even the current administration is recognizing that Medicare Advantage is going to continue to grow.

We’re quite bullish on that. And as Kent mentioned there are many, many geographies where there is opportunity for us to talk to like-minded physician groups and to grow the Medicare Advantage. So I hope that answers your question. The 85 percent, if anything, means that those plans that have been absorbing more on the administrative side are likely to pass additional funds to us to get to the 85 percent and let us take on more of what we believe we’re capable of and that is managing the care and some of the administrative oversight that’s traditionally been at the plan level.

(Matt Borsch):	Great, great. That makes sense. If I could just throw in one more question as you know recognizing that the terms of integrated care for dialysis patients are obviously not set yet would you anticipate that you need network arrangements or I should say network pricing in place with doctors and hospitals that are you know outside, of course, of the Healthcare Partners existing network?

Or do you anticipate you’ll be able to fall back on Medicare rates you know for areas where you don’t have network capacity?

Robert Margolis:	Yes, fair question. Let me go back to the prior (subject) just for one moment and point out what’s self-evident but sometimes can be under appreciated which is if I get the size of Healthcare Partners only in three markets it isn’t if we have to carry a huge chunk of new integration population management business in order to seriously grow the enterprise just given it’s such a huge fragmented market.

But now back to your question, on the kidney care front one of the beauties of our ability to improve quality and keep people out of the hospital if the government lets us provide integrated care is that we’re very happy letting our patients choose any hospital and any doctor and have them reimbursed at normal Medicare rates which is also the way CMS will probably want to do it.

And because our value add has nothing to do with trying to push for superior rates at a hospital or lower rates with physicians is that we can work just fine using Medicare prices and the entire Medicare network as opposed to having to build proprietary networks.

It’s just a wonderful, architectural reality of how much dialysis centers and our physician partners are located right at the sort of nexus of being able to deliver integrated care.

(Matt Borsch):	All right, I’m good for now. Thank you.

Operator:	Your next question comes from the line of (Matt Weight) with Felel & Company.

(Matt Weight):	Can you clarify, you guys you know you’re not an insurance company. You’re not bound by the minimum MLR requirements (inaudible) if you operate and (MER) below 85 percent you won’t be rebating anything correct?

Robert Margolis:	That is correct. We’re not a licensed insurance company.

(Matt Weight):	OK and I don’t know if you want to share any of these details or if we’re going to weigh the capital market state but what percent of your patients right now operate in a plan that’s rated three stars or above?

Robert Margolis:	We’ll have to get back to you with that. I don’t know that off the top of my head but we can look that up and get that information out.

(Matt Weight):	OK, OK and Kent did you guys have conversations with you know any of the significant MA payers in the key markets that Healthcare Partners operates in and you know are they curious on the dialysis organization acquiring this and how did that go?

Kent Thiry:	Oh in the due diligent process we did talk to a lot of MA payers across the country including some of these markets. But it was all done on an anonymous basis. They had no idea who we were talking to. So we were able to get a lot of objective perspectives on Healthcare Partners and others but we never talked to them about the notion that we would be doing something with any specific entity.

And in many cases it was a consulting firm asking generic questions and so DaVita was never mentioned either.

(Matt Weight):	What – just jumping around here, what percent of the Medicare Advantage are seen in an owned facility versus maybe one that’s a contracted IPA?

Kent Thiry:	Approximately half of our patients are seen in the group model where we employ the doctors and the other half in the IPA. I think an important factor is that there is different cost of running a group model versus an affiliate model.

And, therefore, the overall margin or contribution margin is relatively similar between the affiliate model and the group model.

Robert Margolis:	And we just had – we use the phrase group model for including – there’s two sub-groups within that; actual physician groups that are owned where the physicians are employed by Healthcare Partners but separately medical groups with whom we’re very closely partnered where they, the medical groups not Healthcare Partners, are the employer of the physicians.

So it’s two sub-groups within the group model.

(Matt Weight):	OK and then Kent just last question, bigger picture how are you looking at now your international investments given that this would seem to take us a significant portion of your time over the next few years to integrate?

Kent Thiry:	Our enthusiasm for the long-term international kidney care opportunity is unaffected. The good news is that Dennis Kogod, our chief operating officer has been the primary executive in driving international for the last 12 months already.

And so there won’t be a – while there will be some change it will not be a material change that is to spend 80 to 90 percent of the international face for some time now.

(Matt White):	OK, thank you.

Kent Thiry:	Thank you.

Operator:	Your next question comes from the line of Gary Lieberman with Wells Fargo.

Gary Lieberman:	Good morning, thanks for taking my question. You talked about the ability to de-lever it I think you said pretty quickly. Could you talk about what the target leverage ratio would be for you longer-term?

Kent Thiry:	Yes, Gary it’s still the same as it’s been for 13 years that we’re thinking the sweet spot for the enterprise doesn’t change, between 3 and 3.5 with that qualifier that there will be periods where we go below 3 or above 3.5 for a particular reasons like we are here.

But the range that we’re managing to over the long-term is still the same.

Gary Lieberman:	OK and then maybe can you talk a little bit about, maybe Dr. Margolis, about the ability to expand into other geographies, or do you see it primarily through an acquisition model and how quickly could you do that and how much work is involved there.

Robert Margolis:	Certainly. Our history is that we associated with like-minded, physician-led organizations that have a similar culture. And a desire to change from the difficult world of the doctor in the fee for service world where rates are getting cut and therefore they’re working longer, faster, harder trying to keep the number of patients that they have to see in order to keep the lights on.

So more and more physicians around the country are saying there has got be a better way. So we think there will be opportunities in other markets to get closer to physician groups like that. We hope some of those will come along relatively quickly but we don’t predict that specifically.

As Kent mentioned, from the prior slide on our gross, it comes in big lumps but at the same time, in our current markets we’re doing what we call tuck in acquisitions all the time where small doctor groups and individual doctors are joining us. That’s a very steady and consistent growth that occurs on our baseline so while certainly on this call, cannot predict when there will be growth in the new markets, and think its fair to say those opportunities are out there.

Gary Lieberman:	OK, can you talk about any opportunity to work with the existing dialysis facilities either in the existing markets where you guys overlap or in the markets where you don’t overlap.

Kent Thiry:	There will be some coordination of course when we’re in the same market and in particular we’re eager to work with HealthCare Partners on the approximate 1,100 patients that they currently take care of. Because if we combine what they do with everything we know since we’re so deep in that space, we’re very optimistic that we’re going to produce some just spectacular integrated care results for that subpopulation just as we have in our one geographic Village Health demonstration project.

And further therefore be able to demonstrate for the government the power, I mean the care for that population hopefully to accelerate both the pace and improve the attractiveness of some kind of integrated proposal for the government when we get to do it on scale. So that I think that is the key area where we’re going to be having the two companies work together.

Gary Lieberman:	OK. And then maybe just last question, the benefit of the amortization is, sounds like a strong part of the deal. Can you, can we think about it on an operating capital basis instead of 509 million of operating cash flow in 2011, I don’t know if you can answer this, but what would that be maybe on a pro forma basis, including the benefit from the step up and the benefit from the non-cash cost of the amortization.

Kent Thiry:	Yes. I think for right now, I’d like to hold off in trying to answer those kind of questions anyway with analytical detail and wait for capital markets. We’ve done the best we can in one short call here to load you up with enough to make quick judgment calls.

But if we start to try to go into that in a short conference call, I’m afraid we’re going to confuse people and most particular, ourselves. So why don’t you wait please for capital markets. It’s such an important question, we want to do a really good job.

Gary Lieberman:	OK. Thanks a lot.

Kent Thiry:	Thank you, Gary.

Operator:	Your next question comes from the line of Kevin Fischbeck with Bank of America.

Kevin Fischbeck:	OK, thank you, good morning. You know Kent I think you did a really good job explaining kind of all the positives of, of HealthCare Partners here. But I think it’s still isn’t 100 percent clear to me why DaVita is the one that is best positioned to be owning this. You know you talk a lot about the opportunities for HealthCare Partners growth but we didn’t hear a whole lot about you know I guess cost synergies or really what, what the two companies combined can achieve that either one of them couldn’t you know on their own.

So we’d love to hear a little bit more about those, those potential opportunities.

Kent Thiry:	Yes, Kevin, appreciate you’re bringing that up and we probably should have hit it more directly on. Both, both companies are very good at working with docs, working with payers, providing integrated care, and linking non-physician caregivers together in a way that supports the physicians. And, and while both companies are very good at those four things which are absolutely fundamental to the success on both sides, nonetheless, we’re probably good at them in different ways.

And so we’re going to be sharing techniques and ideas and best demonstrative practices in the same way that two strong basketball players can learn from one another not that either of them was bad before. In addition we think we have a good chance of bringing some value to the table in terms of potentially accelerating HealthCare Partners growth because we focused a lot more on going to new geographies than they have historically. And we also think we can coordinate on the policy side and together do some things that neither of us could do alone.

So, that’s a short answer. I don’t know if Bob, you want to add anything or if Kevin you want to push the question further?

Kevin Fischbeck:	Well I got another if Bob hasn’t anything first I’ve got a couple of more follow ups to that, but.

Robert Margolis:	I’ll let you go.

Kevin Fischbeck:	OK.

Robert Margolis:	I’ll let you go. I think Kent answered them well. It’s great Best Practices on both sides. I think we’ll find incredible opportunities for overlap in Best Practices.

Kevin Fischbeck:	OK, and so then on the cost side, it doesn’t sound like we should expect a whole lot of cost synergies since you’re going to be largely keeping HealthCare Partners intact. Is that correct?

Kent Thiry:	Yes, that’s absolutely correct. This is not a cost synergy play at all, at all, at all.

Kevin Fischbeck:	OK, and then how do the doctors get paid and will that change at all post the transaction? I’m just not sure about bonus payments and things like that. Is there anything different in how the company will have to pay their doctors after this?

Robert Margolis:	No, as Kent just mentioned this will be independently run. The expectation is that the incentives that have worked so well in the past will continue, that they’ll be both short-term incentives for quality and satisfaction of patients which is how incentives are paid now. And they’ll be long-term incentives based on the overall success of both the HealthCare Partners and combined DaVita HealthCare Partners Organization. So I think everyone in our staff as they learn about this will be asking that question right away.

And the answer will be don’t expect any diminution and there’s more upside opportunity in the future if we do our jobs well together.

Kevin Fischbeck:	OK, and then Kent it was helpful to kind of hear about some of the drivers to growth from behind that chart. I guess Bob, how would you characterize your historical growth maybe on an organic basis? You know how should we think about the company growing X, you know X transactions?

Kent Thiry:	Why don’t I, why don’t we hold on that until capital markets. I mean right now we’d give you such a generic answer that you’re looking backwards, they’ve had a lot of organic growth and then spurts of tremendous profit pickup through some really successful acquisitions but to somehow come out now and give you a prediction based on that and what the mix will be, I think for, we’re not ready to do that in a satisfactory way.

Kevin Fischbeck:	OK, and then last question this may also be difficult to do but, you know obviously in the capitative model that tends to perform quite well you know in a weak economy when people are generally pulling back on utilization. Is there any, any analysis that you’ve done about you know normalized margins in the business or, or what benefit you think the economy might have done over time? It seems like you think that rate pressures are going to be putting pressure on margins and you alluded to potentially utilization increasing But do you also have thoughts about where the long-term margin on this business has been over time so we can think about you know, how to think about this going forward?

Kent Thiry:	Well I’ll, I’ll take a crack at the utilization. We did not see a tremendous change in utilization as the economy went down and we don’t expect to see one as it goes up. The main reason for that is that most people think of utilization related in the bad economy to the amount of out of pocket money that the patients have to pay and since most of our patients are essentially full dollar or first dollar coverage, with small co-pays we do not see that the down economy has, has created any wind behind our backs necessarily.

We think with the upswing in the economy we will see more insured patients. We’ll see more employers bringing their staffs into, into good health coverage. And therefore I think as the economy improves I would hopefully see our opportunity to have more insured patients.

Kevin Fischbeck:	OK, I mean that’s consistent with what Humana for one certainly says. I guess it’s just interesting that all the Medicare advantage companies have seen similar reductions in utilization. But I guess that is consistent with what we’re hearing everyone else say, so. All right, I guess that’s it. Thanks for your help.

Robert Margolis:	Thank you.

Kent Thiry:	(Kathryn), is there anybody else? We probably have time for one or two more, so if it’s, the first one is quick.

Operator:	Again to ask a question, please press star then the number one on your telephone key pad.

Kent Thiry:	OK, well thank everyone for their interest in our new company. And we’ll look forward to providing a lot more detail in discussing your questions at greater length than on the capital market stay which again we should get the date and location out within the next two or three days and it’ll be sometime in the next one to three weeks. Thank you very much.

Operator:	This concludes today’s conference call. You may now disconnect.

END

Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the Merger; DaVita’s or HCP’s inability to satisfy the conditions of the Merger; the need for outside financing to pay the cash consideration in the Merger; DaVita’s inability to amend the senior secured credit facilities or obtain the other financing necessary to pay cash consideration in the Merger; and other events and factors disclosed previously and from time to time in DaVita’s filings with the SEC, including DaVita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and, when filed with the SEC, the Registration Statement on Form S-4 (the “S-4”) to be filed by DaVita in connection with the shares of DaVita common stock to be issued in the Merger. DaVita bases its forward-looking statements on information currently available to it at the time of this release and undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise.

Additional Information and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC the S-4 to register the DaVita common stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.